STATEMENT OF FINANCIAL CONDITION

KBC Securities USA LLC
December 31, 2017
With Report of Independent Registered Public Accounting Firm

KBC Securities USA LLC

Statement of Financial Condition

Year Ended December 31, 2017

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC SECURITIES USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROSALBA RAGUSA 212-541-0683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, ROSALBA RAGUSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC SECURITIES USA LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GABRIELLE ANNE PAUPECK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6342973
Qualified in Kings County
My Commission Expires 05-31-2020

Rosalba Ragusa
Signature

CHIEF FINANCIAL OFFICER
Title

Gabrielle Paupeck 2.26.2018
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
KBC Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBC Securities USA LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 26, 2018

KBC Securities USA LLC

Statement of Financial Condition

December 31, 2017
(In Thousands)

Assets

Cash	$	904
Cash segregated in compliance with federal regulations		1,500
Receivables from Affiliate		238
Receivable from Parent		1,564
Underwriting fee receivable		66
Deferred Tax Asset		4,916
Other assets		10
Total current assets	$	9,198

Liabilities and Member's Equity

Payable to Affiliate	$	23
Payable to Parent		64
Other liabilities and accrued expenses		150
Total liabilities		237
Member's Equity		8,961
Total liabilities and stockholder's equity	$	9,198

See accompanying notes.

KBC Securities USA LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Organization

KBC Securities USA LLC (formerly known as KBC Securities USA, Inc.), (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Bank NV, ("KBCBNV") is the sole member of the Company, (the "Parent"). KBC Group NV is the ultimate Parent Company of KBCBNV.

On October 10, 2017 the Delaware Secretary of State certified the submitted application by KBCSUS to convert its legal status from a C-Corporation to a Delaware limited liability company (LLC); thus currently known as "KBC Securities USA LLC" (the "Company"). To the extent such conversion is treated as a deemed liquidation for tax purposes, there is a carryover of tax attributes as Pursuant to IRC Sec 381. Beginning with 2017 tax returns the Company will be included in the US Federal tax filing of the Parent. The Company currently files a consolidated tax return for New York State and City with the Parent.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Introducing Broker Dealer which acts as a chaperoning broker-dealer on an agency basis Pursuant to Rule 15a-6 with its foreign affiliate. The Company is in compliance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). The Company engages in "all-or-none" bond economics offerings, and equity private placement as a co-manager (in name only), and acts as a selling agent for equity securities offerings.

2. Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

The Company, as a disregarded entity for US federal income tax purposes, is included in the stand-alone federal income tax return of the Parent. Current and deferred taxes are allocated to the Company under the "benefits for loss" method. Under this method, the company is assumed to file a separate return with the taxing authority, thereby reporting their taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent as if the Company were a separate taxpayer, except that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the Parent on their stand-alone federal income tax return, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The Company will be consolidated in the US federal tax filing of the Parent as a disregarded entity and combined for the New York State and City tax returns of the Parent.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

ASC No. 740 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the financial statements. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company accounts for interest and penalties as a component of income tax expense.

The Company provides for income taxes in accordance with FASB ASC No. 740, *Income Taxes* ("ASC No. 740"). The consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among the members of the group when those members issue separate financial statements.

The Company will utilize the Modified Separate Return approach as the acceptable method of allocating tax to separate financial statements. This method will allow the Company to record a benefit for losses that either the Company or the Parent can use in the current or future years. As a result of the Company's conversion to an LLC it allows the Company to be included on the tax return of the Parent. Hence the Company will be allowed to apply any future profits of the Parent against the net operating losses of the Company. Under this modified approach the Parent has sufficient taxable income in the current year to realize a tax benefit for KBCSUS losses.

State and Local Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. State and Local Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

State and Local Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. State and Local Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company follows FASB ASC No. 450, *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

Transactions that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange at the transaction date.

Notes to Statement of Financial Condition (continued)

3. Cash

The Company reflects cash on deposit held at a bank in the amount of $1,678,791 which is reflected on the Statement of Financial Condition as Cash. The Company maintains a segregated account at a bank in the amount of $1,500,059 pursuant to Rule 15c3-3.

4. Fair Value Measurements

At December 31, 2017, the carrying value of the Company's cash (level 1), underwriting fee receivable, receivable from affiliate, and payable to affiliate (level 2), approximate their fair values due to the nature of their short term maturities and negligible credit risk.

5. Related-Party Transactions

The Company acts as a chaperoning broker dealer for KBC Securities NV, a foreign affiliate of the Company, ("KBCS") in certain transactions with customers, pursuant to Rule 15a-6 and earns commission. The Company and KBCS provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2017, the Company reported $238,231 and $12,610 as Receivables from and Payable to Affiliate respectively relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBCS, which governs the allocation of expenses between the Company and KBCS with respect to the global system infrastructure operated and maintained by KBCS which is used by the Company. At December 31, 2017, the Company reported $10,180 as Payable to Affiliate relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBC Bank NV, a Belgian company, acting through its New York Branch ("KBCNY"), which governs the allocation of expenses between the Company and KBCNY with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. In addition, KBCNY pays all of the Company's own direct expenses, with the exception of payroll, on behalf of the Company and is reimbursed by the Company. At December 31, 2017, the Company reported $64,011 as Payable to Affiliate relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has a tax sharing agreement whereby it files combined federal tax returns with its Parent company for the period beginning on October 10, 2017. The Company reported $4.9million as Deferred Tax Asset and $1.6million as Receivable from Parent in the Statement of Financial Condition relating to this agreement.

The accompanying Statement of Financial Condition is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

Notes to Statement of Financial Condition (continued)

6. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2017, the Company's net capital was $2,017,293, which exceeds the minimum requirement by $1,767,293.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as a chaperoning broker dealer for KBCS, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof Although the Company maintains approximately $1,500,059 as Cash segregated in compliance with Rule 15c3-3 of the SEC, the computation as of December 31, 2017 did not reflect a requirement.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is required to compute a 15c3-3 calculation pursuant to SEC Rule 15c3-3; however based on discussion with the SEC it has been deemed appropriate to file an exemption report based on SEC FAQ6 and SEC release No. 34-70073.

7. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees of the Parent and the Company. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

8. Income Taxes

Federal deferred income tax assets reflects the amount of NOL carry forwards at the applicable rate. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes.

The net deferred tax assets at December 31, 2017 consist of:

	Deferred Tax Assets		Valuation Allowance		Net Deferred Tax Assets
	(In Thousands)				
Federal	$	4,916	$	—	$ 4,916
State and local		2,623		(2,623)	—
Total	$	7,539	$	(2,623)	$ 4,916

The Company as a Limited Liability Company will file a combined Federal tax return with the Parent. The Deferred Tax Asset in the amount of $4.9 million is the unutilized NOL of the Company at a 21% tax rate. As such the Company will not be reporting a Valuation Allowance on its books for Federal. The Company is reporting $2.6 million for State and Local since the Parent has its own State and Local losses carry forwards that exceed projected taxable income for its long term planning period. Therefore, a retention of 100% Valuation Allowance remains appropriate for State and Local purposes.

The Company's deferred tax assets at December 31, 2017 result primarily from federal, state, and local net operating losses and accrued deferred bonus expenses. As of December 31, 2017, the Company has net operating loss carry forwards that expire between 2028 through 2037 which amount to $27,707,334, $40,248,277, and $7,764,506 for federal, state, and local tax purposes, respectively.

The Company maintains a full valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.

As of December 31, 2017, the Company has state and local taxes payable of $13,617 which are calculated based on the Company's capital. These amounts are included in Other liabilities and accrued expenses.